lEGAL PROCEEDINGS  EX-99

Pursuant to an examination of the Fund by the Securities and Exchange Commission ("SEC"), the SEC has issued a letter to the Fund identifying various asserted deficiencies and violations of rules and regulations. The Fund has responded to the SEC and does not believe that the outcome of this matter will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of this matter is not determinable at this time.